
lookyLOO



WE ARE LIVING IN A NEW ERA
1930's
Agricultural Era
1950's
Industrial Era
1970's
Post Industrial Society
REMOTE WORK
+
Expanded Lifespan
POST PANDEMIC
Untethered Era


REMOTE AND HYBRID WORK HAS UNTETHERED US FROM CITIES AND NEIGHBORHOODS WHERE WE WERE PREVIOUSLY ANCHORED.
#urbanshuffle

THIS RUNS IN PARALLEL WITH AN EXPLOSION IN EMPTY-NESTERS AND RETIREES ABANDONING CLASSIC SUBURBS TO MOVE TO URBANIZED SUBURBS, BIG CITIES AND COLLEGE TOWNS.

CRAVING A NEW SET OF EXPERIENCES DRIVEN BY LIFESTYLE, WALK-SCORE AND CULTURE.


DECISION MAKING ABOUT WHERE TO
LIVE HAS BEEN REWIRED



IN THE LAST THREE YEARS, ~8 MILLION ADULTS / YEAR EXPRESS INTENT TO MOVE AS A RESULT OF BEING UNTETHERED FROM WORK-FROM-OFFICE REQUIREMENTS

IN REVERSAL OF HISTORICAL TRENDS MORE PEOPLE MOVING TO SMALLER CITIES FROM LARGE

Moves within metros and across country to smaller cities that have the walkable density of bigger cities mixed with the quality education and outdoor experiences of smaller cities.


SEARCH VOLUME EXPLORING MOVES TO NEW CITIES AND NEIGHBORHOODS EXPLODES FROM AN ANNUAL AVERAGE 60 MILLION SEARCHES PER YEAR TO AN AVERAGE 100 MILLION

WHAT IS THE COMMON THREAD?

CONSUMERS CAN NOW MAKE DECISIONS ABOUT WHERE TO LIVE BASED ON PERSONAL LIFESTYLE AND ECONOMIC DECISIONS NOT EXTERNAL FORCES LIKE EMPLOYERS.

THE UNTETHERED CLASS IS HERE



CONSUMERS NEED A SERVICE THAT SUPPORTS THEIR INTEREST AND ABILITY TO MOVE TO CITIES AND NEIGHBORHOODS THAT ARE LIFE-CENTRIC

- Lifestyle Amenities
- Housing Friendly
- Budget Friendly
- Lower Density
- Charming

Market Size

30M+

U.S. CITIZENS MOVE EACH YEAR*

Total Available Market

8M

MOVE MORE THAN 500 MILES

Serviceable Available Market

4M

LOOKING FOR CITY & NEIGHBORHOOD INSIGHTS

Share of Market

* Zillow 2020 Market Report

Business Model

Advertising / Subscriptions / Realtor Sponsors

(throughout site + MoveBook upgrades)



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City Type
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Boston, Massachusetts
Pissah
94
LOOK SCORE
80 Economy
95 Lifestyle
99 Sentiment
The City
Neighborhoods
The BUZZ
Just the Facts
Boston is actually the capital of the world. You didn't know that? We breed smart-ass, quippy, funny people.
-- John Krasinski
The Best Thing About Boston?
Never boring
The wider Boston region, even if you define it conservatively, contains dozens and dozens of other towns and communities. Living "in town" (as it is called), is a patchwork of hundreds of neighborhoods all with mini-cultures and a host of shops and restaurants. They all have their tree-lined streets and parks and respites from the commotion. It doesn't take long to find your rhythm. If you can afford the rent or mortgage in Boston proper, it's got a lot of world-class stuff. You'll never tire of the scenery and there's a host of possibilities for something new every single day. Plus, the New England Autumn and some of the best healthcare hubs in the country.
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Lead Generation

(saved accounts + professional services)



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San Francisco
Karl The Fog
92
LOOK SCORE
Seattle
A Boutique Cosmopolitan Enclave In The Middle Of Twin Peaks
90
LOOK SCORE
Boston
Pissah
94
LOOK SCORE

Revenue Projections

Year 1 → $250K

Year 2 → $1M

Year 3 → $5M

Forward-looking projections cannot be guaranteed.

Competition


Narrative
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Listings
Quora
reddit
Reviews
Zillow
REDFIN
trulia
NICHE
Data

Product

SEARCH → **SCORE** → **EXPLORE** → **MANAGE**


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PASSION LED US HERE
lookyLOO
Where your next story begins.
Discover your next great place to call home
LookyLOO helps you identify cities and neighborhoods that suit you best just what you wanted.
100
LOOK SCORE
80 Economy
55 Lifestyle
73 Sentiment
How it Works
Your Look List
Welcome to your Look List! The best place to find a spot to build your next nest. Use the filters to start narrowing down your search.
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Southwest
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Left Brain
Diverse Population
High Public School Ratings
High Safety Score
High Walkscore
Mild Climate
Reasonable Cost Of Living
San Francisco
Karl The Fog
92
LOOK SCORE
Seattle
A Boutique Cosmopolitan Enclave In The Middle Of Twin Peaks
90
Los Angeles
Bladerunner Meets The Rose Parade
88
San Diego
Sandy Eggo
87
Add to Favorites
San Francisco, California
Karl The Fog
92
LOOK SCORE
77 Economy
93 Lifestyle
97 Sentiment
The City
Neighborhoods
The BUZZ
Just the Facts
The Best Thing About San Francisco
Random Beauty
Your Favorites
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San Francisco
Karl The Fog
92
Seattle
A Boutique Cosmopolitan Enclave In The Middle Of Twin Peaks
90

Look Score


100
LOOK SCORE
80 Economy
55 Lifestyle
73 Sentiment

Economy Score

City Data and U.S. Census Bureau for ranking the economic performance and economic opportunity of the city for residents

Lifestyle Score

U.S. Census Bureau data for social involvement, Dun & Bradstreet data for cultural, arts and entertainment institutions, and Robert Wood Johnson Foundation data for access to fitness and outdoor opportunities

Sentiment Score

Social Context Labs analysis of social reviews of residents across social forums and channels.

NOTE: Sentiment Score is "double-weighted" in the Look Score average. With an increasing WFH-workforce and a great variety of lifestyle preferences, it is critical to evaluate satisfaction of residents independent of purely objective criteria.

Competitive Advantages



1.
1st to Market

Existing services fall into two categories:

"Last Mile" systems that primarily support you when you know where you are planning to move (Zillow, Apartments.com, Redfin, niche.com etc.)

Shallow/fixed content describing "10 great cities for retirement" that don't provide an honest voice or provide flexibility in context for your situation.

2.
Ease of Use & Filter Options

Easy and varied filtering options to get to the right short-list of places to live.

Easily create a Look List to build your next nest using filters to start narrowing down your search.

3.
Voice & Depth of Context

Data from 10+ sources for city characteristics Deep narrative with truly honest pros and cons about living in that city/neighborhood.

Proprietary sentiment analysis and reviews of people who live in city.

4.
Tools & Social Integration

A personalized move-process tool called MoveBook (think House Ideabook) that supports you during the search process.

Integrated "Buzz" from Reddit, Quora, YouTube, and across social to see what's it like to live in a city/neighborhood.

Appendix

THIS RUNS IN PARALLEL WITH AN EXPLOSION IN EMPTY-NESTERS AND RETIREES ABANDONING SUBURBS TO MOVE TO SUBURBANIZED CITIES, BIG CITIES AND COLLEGE TOWNS.

CRAVING A NEW SET OF EXPERIENCES DRIVEN BY LIFESTYLE, WALK-SCORE AND CULTURE.

SAVANNAH, EUGENE, CARY, CHARLOTTE,

AND MORE.

A BYPRODUCT OF LONGER, HEALTHIER LIFESPANS. IN 2011, THE 65-74 AGE GROUP WAS ABOUT 10 TIMES LARGER THAN IN 1900,

BUT THE 85+ GROUP WAS 40 TIMES LARGER.


smartasset
TOP 10
Cities Where Retirees Are Moving
City | Net Migration
1 MESA, AZ 1,951
2 SCOTTSDALE, AZ 1,939
3 HENDERSON, NV 1,917
4 SAVANNAH, GA 1,434
5 PARADISE, NV 1,379
6 CHARLOTTE, NC 1,290
7 FORT MYERS, FL 1,106
8 CARY, NC 1,055
9 EUGENE, OR 922
10 TUCSON, AZ 883
Net migration data comes from the U.S. Census Bureau and reflects the number of people ages 60 and older moving into the city from a different state in 2019 minus the number moving out of the city to a different state.


PEOPLE LEFT PACKED URBAN AREAS FOR SMALLER CITIES AND SUBURBS
Data shows that some of the residents who left big cities didn't go very far. For example, top destinations for Chicago movers included nearby Evanston and Oak Park, Illinois.
CA
IL
NY
San Francisco, CA
Berkeley
Oakland
San Francisco
Daly City
San Mateo
San Jose
New York & Brooklyn, NY
Bronx
Flushing
Hoboken
Astoria
Long Island City
New York
Jersey City
Ridgewood
Jamaica
Brooklyn
Staten Island
Los Angeles, CA
North Hollywood
Pasadena
Sherman Oaks
Glendale
East Hollywood
Los Angeles
Santa Monica
Culver City
Marina del Rey
Inglewood
Long Beach
Chicago, IL
Arlington Heights
Evanston
Des Plaines
Skokie
Park Ridge
Oak Park
Chicago
Berwyn
Naperville
Oak Lawn
Arrow sizes represent the number of movers that left the city. The wider the arrow, the larger the number of movers.
MYMOVE
© MYMOVE 2020


TOP 50 CITIES THAT GAINED MOVERS DURING CORONAVIRUS, AND THE TOP 50 CITIES THAT LOST MOVERS
-31,347 Chicago, IL
-110,978 New York, NY
2,476 East Hampton, NY
Seattle, WA
Bend, OR
Nampa-Meridian, ID
Milwaukee, WI
Sioux Falls, SD
-27,187 San Francisco, CA
Denver, CO
Las Vegas-Henderson-North Las Vegas, NV
-43,006 Brooklyn, NY
Edmond, OK
Nashville, TN
-26,438 Los Angeles, CA
Tucson, AZ
Atlanta, GA
2,604 Frisco, TX
2,337 Georgetown, TX
4,414 Katy, TX
Crestview, FL
3,000 Richmond, TX
Bubble sizes represent the number of movers that moved into or out of the city. The bigger the bubble, the larger the number of movers.
*Data pulled from total USPS change-of-address requests filed between February 1, 2020 and July 31, 2020. To calculate the data, we took the total number of moves to each city and subtracted the total number of moves from it.
MYMOVE
© MYMOVE 2020


CITIES THAT GAINED AND LOST THE MOST MOVERS DURING THE CORONAVIRUS
Data shows that people moved from densely populated urban areas — like Manhattan, Brooklyn, and Chicago. Less populated cities, six of which were in Texas, gained the most movers.
Katy, TX 4,414
Richmond, TX 3,000
Frisco, TX 2,604
East Hampton, NY 2,476
Georgetown, TX 2,337
Leander, TX 2,294
Cypress, TX 2,147
Cumming, GA 2,128
Riverview, FL 2,093
Meridian, ID 2,088
Fort Myers, FL -11,889
Philadelphia, PA -12,833
Houston, TX -14,883
Washington, DC -15,520
Naples, FL -22,100
Los Angeles, CA -26,438
San Francisco, CA -27,187
Chicago, IL -31,347
Brooklyn, NY -43,006
New York, NY -110,978
The number of people leaving big cities far surpassed the number of people moving to smaller ones. This shows that movers left big cities and spread out among smaller cities across the U.S.
Compare this number to the same time period in 2019, when only 18,887 movers left New York City. That's a 487% increase in movers leaving the country's most densely-populated city.
-120,000 -100,000 -80,000 -60,000 -40,000 -20,000 0 20,000
*Data pulled from total USPS change-of-address requests filed between February 1, 2020 and July 31, 2020. To calculate the data, we took the total number of moves to each city and subtracted the total number of moves from it.
MYMOVE
© MYMOVE 2020

"SUBURBANIZATION" IS THE INCREASED INFLOW OF PEOPLE TO SUBURBAN COUNTIES


In the small county around Hudson, 197 people moved in for every 100 moving out. It was the largest increase in our analysis.
In Stockton, for every 100 people moving out, 112 were coming in.
In the New York metro area, 100 people left the city for every 84 people who moved in.





SUBURBAN COUNTIES ARE CHANGING TO ATTRACT FORMER CITY DWELLERS

Meet the 15-Minute City's Cousin: The 20-Minute Suburb

The new concept swaps suburban sprawl for zoning reform, housing affordability, and sustainable transportation.

Not the City

Not Quite Suburban

Lower Density City Lite

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lookyLOO

FINDING THE NEXT GREAT CITY AND NEIGHBORHOOD TO CALL HOME



lookyLOO

FINDING THE NEXT GREAT CITY AND NEIGHBORHOOD TO CALL HOME